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As filed with the Securities and Exchange Commission on November 18, 2004

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

DIGITAL RIVER, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	41-1901640 (I.R.S. Employer Identification Number)

9625 W. 76th Street, Suite 150
Eden Prairie, Minnesota 55344
(952) 253-1234
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

Joel A. Ronning
Chief Executive Officer
Digital River, Inc.
9625 W. 76th Street, Suite 150
Eden Prairie, Minnesota 55344
(952) 253-1234
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copy to:
Michael J. Sullivan
Howard Rice Nemerovski Canady Falk & Rabkin,
A Professional Corporation
Three Embarcadero Center, 7th Floor
San Francisco, CA 94111
(415) 434-1600

Approximate date of commencement of proposed sale to the public:
From time to time after this Registration Statement becomes effective.

        If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☒

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of Shares to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Unit(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee

Common Stock, par value $0.01 per share	311,185	$38.23	$11,896,602	$1,507

(1)
Represents 160,185 shares of common stock issued in connection with the Registrant's acquisition of BlueHornet Networks, Inc. on November 2, 2004 and 151,000 additional shares of common stock which the Registrant estimates it may issue in connection with the acquisition at various times until October 1, 2007.

(2)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based on the average of the high and low prices of the Registrant's common stock as reported by The Nasdaq National Market on November 17, 2004.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling securityholder may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION DATED NOVEMBER 18, 2004

PROSPECTUS

311,185 Shares

Digital River, Inc.

Common Stock

        With this prospectus, the selling securityholders named herein or in a prospectus supplement may offer and sell up to 311,185 shares of our common stock. We originally issued 160,185 shares of common stock in connection with our acquisition of BlueHornet Networks, Inc. In connection with the acquisition, we also agreed to issue additional shares of our common stock to the selling securityholders at various times until October 1, 2007. We estimate that we may issue up to 151,000 additional shares of our common stock to the selling securityholders, however, the exact number of shares will be determined pursuant to the Agreement and Plan of Merger and Reorganization among us, BH Acquisition Corp., BlueHornet Networks, Inc. and the other parties named therein (the "acquisition agreement") dated November 2, 2004. Any common stock covered by this prospectus that we do not actually issue to the selling securityholders will be deregistered.

        Our common stock is listed on the Nasdaq National Market under the symbol "DRIV." The reported last sale price of our common stock on November 17, 2004 was $37.71 per share.

        See "Risk Factors" beginning on page 2 of this prospectus to read about factors you should consider before buying our common stock.

        Neither the Securities and Exchange Commission, any state securities commission nor any other regulatory authority, has approved or disapproved the securities nor have any of the foregoing authorities passed upon or endorsed the merits of this offering or the accuracy or adequacy of this prospectus or the documents incorporated by reference herein. Any representation to the contrary is a criminal offense.

The date of this prospectus is                        , 2004.

Digital River is our registered trademark.

All other trademarks or trade names in this prospectus are the property of their respective owners.

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SUMMARY

        This summary highlights basic information about us but may not contain all information important to you. You should read the more detailed information contained in, or incorporated by reference into, this prospectus. In this prospectus, unless expressly stated otherwise or unless the context otherwise requires, "Digital River, Inc.," "Digital River," "we," "us" and "our" refer to Digital River, Inc. and its consolidated subsidiaries.

Digital River, Inc.

        We are a provider of comprehensive electronic commerce outsourcing solutions. We were incorporated in February 1994 and commenced offering products for sale through our clients' Web stores in August 1996. As a leading global e-commerce outsource provider, we enable our clients to access our proprietary electronic commerce system over the Internet. We have developed a technology platform that allows us to provide a suite of electronic commerce services, including Web commerce development and hosting, transaction processing, fraud screening, digital delivery, integration to physical fulfillment and customer service. We also provide analytical marketing and merchandising services to assist clients in increasing Web page view traffic to, and sales through, their Web commerce systems. We provide an outsourcing solution that allows our clients to promote their own brands while leveraging our investment in infrastructure and technology.

        Our proprietary commerce network server technology, or CNS, serves as the platform for most of our solutions. Our technology incorporates custom software applications that enable Web store authoring, electronic software delivery, fraud prevention, export control, merchandising programs and online registration. Using our platform, we create Web commerce systems for our clients that replicate the look and feel of each client's Web site. End-users enter the client site and are then seamlessly transferred to our commerce server. End-users can then browse for products and make purchases online, and once purchases are made, we either deliver the products digitally to the end-user through the Internet or communicate the order through its integration into a number of third-party fulfillment agencies for physical fulfillment. We also provide transaction-processing services and collect and maintain critical information about end-users. This information can later be used by our clients to facilitate add-on or upgrade sales and for other direct marketing purposes. We actively manage direct marketing campaigns for our clients and also deliver purchase information and Web store traffic statistics to our clients through online reporting.

        We were incorporated in Delaware in 1994. Our address is 9625 West 76th Street, Suite 150, Eden Prairie, Minnesota 55344, (952) 253-1234. We maintain a website at www.digitalriver.com. Information contained on, or accessed through, our website does not constitute a part of this prospectus.

RISK FACTORS

        You should carefully consider the risks described below before making an investment decision. The risks described below are not the only ones facing our company. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The value of our common stock could decline due to any of these risks, and you may lose all or part of your investment. This prospectus and the incorporated documents also contain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus.

Risks Related To Our Business

        We have a history of losses and we have yet to achieve sustained profitability.

        We were incorporated in February 1994 and conducted our first online sale through a client's Web store in August 1996. We have sustained profitability for only nine quarters through September 30, 2004, and have incurred significant losses since we were formed. As of September 30, 2004, we had an accumulated deficit of approximately $64.0 million. Our limited profitable operating history makes it difficult to evaluate our ability to sustain profitability in the future.

        The success of our business model depends upon our success in generating sufficient transaction and service fees from the use of our electronic commerce solutions by existing and future clients. Accordingly, we must maintain our existing relationships and develop new relationships with software publishers, online retailers and physical goods clients. To achieve this goal, we intend to continue to expend significant financial and management resources on the development of additional services, sales and marketing, improved technology and expanded operations. If we are unable to maintain existing, and develop new, client relationships, we will not generate a profitable return on our investments and we will be unable to gain meaningful market share to justify those investments. Further, we may be unable to sustain profitability if our revenues decrease or increase at a slower rate than expected, or if operating expenses exceed our expectations and cannot be adjusted to compensate for lower than expected revenues.

        Our operating results have fluctuated in the past and are likely to continue to do so, which could cause the price of our common stock to be volatile.

        Our quarterly and annual operating results have fluctuated significantly in the past and are likely to continue to do so in the future due to a variety of factors, some of which are outside our control. As a result, we believe that quarter-to-quarter and year-to-year comparisons of our revenue and operating results are not necessarily meaningful, and that these comparisons may not be accurate indicators of future performance. If our annual or quarterly operating results fail to meet the guidance we provide to securities analysts and investors or otherwise fail to meet their expectations, the trading price of our common stock will likely decline. Some of the factors that have or may contribute to fluctuations in our quarterly and annual operating results include:

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  our ability to attract and retain software publishers and online retailers as clients;

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  our ability to attract and retain physical goods clients;

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  fluctuations in demand for certain products or services offered by us or our clients, such as anti-virus software;

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  the introduction by us of new Web sites, Web stores or services that may require a substantial investment of our resources;

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  the introduction by others of competitive Web sites, Web stores or services;

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  our ability to continue to upgrade and develop our systems and infrastructure to meet emerging market needs and remain competitive in our service offerings;

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  economic conditions, particularly those affecting Internet-based electronic commerce;

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  client decisions to delay new product launches or to invest in e-commerce initiatives;

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  national and international political unrest in connection with the continued military responses to the terrorist attacks on the United States, possible future terrorist attacks and the possibility of future armed conflicts;

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  the performance of our newly acquired assets or companies, particularly element 5;

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  technical difficulties or system downtime leading to termination of client contracts and harm to our reputation;

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  slower than anticipated growth of the online market as a vehicle for the purchase of software products;

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  the cost of compliance with U.S. and foreign regulations relating to our business; and

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  our ability to retain and attract personnel commensurate with our business needs.

        In addition, revenue generated by our software and digital commerce services is likely to fluctuate on a seasonal basis that is typical for the software publishing market in general. We believe that our first and fourth quarters are generally seasonally stronger than our second and third quarters due to the timing of demand of tax preparation software and the holiday selling period. We also believe that software publishers avoid new product releases in the summer months.

        Our operating expenses, which include: sales & marketing, product research & development and general & administrative expenses, are based on our expectations of future revenue. These expenses are relatively fixed in the short-term. If our revenue for a quarter falls below our expectations and we are unable to quickly reduce spending in response, our operating results for that quarter would be harmed. In addition, the operating results of companies in the electronic commerce industry have, in the past, experienced significant quarter-to-quarter fluctuations that may adversely affect our stock price.

        A loss of any client that accounts for a large portion of our revenue would cause our revenue to decline.

        One software publisher client, Symantec Corporation, accounted for approximately 27% of our revenue in 2003. In addition, a limited number of other software and physical goods clients contribute a large portion of our annual revenue. Contracts with our clients are generally one or two years in length. If any one of these key contracts is not renewed or otherwise terminates, and if we are unable to replace it with other client agreements, our revenue would decline and our ability to sustain profitability would be impaired. It is important to our ongoing success that we maintain these key client relationships and, at the same time, develop new client relationships.

        Our sales cycle is lengthy, which may cause us to incur substantial expenses and expend management time without generating corresponding revenue, which would impair our cash flow.

        We market our services directly to software publishers, online retailers and other prospective customers outside of the software industry. These relationships are typically complex and take time to finalize. Due to operating procedures in many organizations, a significant amount of time may pass between selection of our products and services by key decision-makers and the signing of a contract. The period between the initial sales call and the signing of a contract with significant sales potential is difficult to predict and typically ranges from six to twelve months. If at the end of a sales effort a prospective client does not purchase our products or services, we may have incurred substantial expenses and expended management time that cannot be recovered and that will not generate corresponding revenue. As a result, our cash flow and our ability to fund expenditures incurred during the sales cycle may be impaired.

        General economic uncertainty may reduce our revenue.

        The revenue growth and profitability of our business depends significantly on the overall demand for electronic commerce solutions. We believe that the market for these solutions may be adversely affected by a number of factors, including reductions in capital expenditures by clients and potential weakening of the U.S. and foreign economies. The continued military responses to the 2001 terrorist attacks on the United States, the ongoing possibility of future terrorist attacks and the possibility of future armed conflicts may create adverse economic conditions and lead to weakening in the economy.

        These factors may, in turn, give rise to a number of market trends that may slow our revenue growth, including:

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  longer sales cycles;

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  deferral or delay of electronic commerce projects and generally reduced expenditures for electronic commerce solutions and related services; and

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  increased price competition.

        Our failure to attract and retain software publishers as clients would cause our revenue to decline.

        We generate revenue by providing outsourced services to software publishers. If we cannot develop and maintain satisfactory relationships with software publishers on acceptable commercial terms, we will likely experience a decline in revenue. We also depend on our software publisher clients creating and supporting software products that end-users will purchase. If we are unable to obtain sufficient quantities of software for any reason, or if the quality of service provided by these software publishers falls below a satisfactory level, we could also experience a decline in revenue and end-user satisfaction, and our reputation could be harmed. Our contracts with our software publisher clients are generally one to two years in duration, with an automatic renewal provision for additional one-year periods, unless we are provided with a written notice at least 90 days before the end of the contract. As is common in our industry, we have no long-term or exclusive contracts or arrangements with any software publishers that guarantee the availability of software products. Software publishers that currently supply software to us may not continue to do so and we may be unable to establish new relationships with software publishers to supplement or replace existing relationships.

        Our business plans depend on increasing revenue from physical goods clients.

        The success of our business strategy also depends upon increasing fee and service revenue derived from the sale of non-software products. We have made substantial investments in technology and we may fail to establish and maintain sufficient relationships with physical goods clients to offset these expenses. If we are unable to develop and expand our relationships with physical goods clients, we will fail to grow revenue as projected, which would have a negative impact on our profitability.

        Implementing our acquisition strategy could result in dilution and operating difficulties.

        We have acquired, and intend to continue engaging in strategic acquisitions of, businesses, technologies, services and products, such as businesses that provide outsourcing services to software publishers. For example, in April 2004, we acquired element 5, a provider of outsourced e-commerce solutions. The process of integrating an acquired business, technology, service or product into our business and operations may result in unforeseen operating difficulties and expenditures. Integration of an acquired business also may disrupt our ongoing business, distract management and make it difficult to maintain standards, controls and procedures. Moreover, the anticipated benefits of any acquisition may not be realized. If a significant number of clients of the acquired businesses cease doing business with us, we would experience lost revenue, and any synergies from the acquisition may be lost. Future acquisitions could result in potentially dilutive issuances of equity securities, the incurrence of debt, contingent liabilities, amortization of intangible assets or impairment of goodwill.

        Electronic software delivery, or ESD, is still an evolving and unproven technology and the industry may ultimately fail to accept ESD.

        Our success will depend in large part on the continued growth in end-user acceptance of ESD as a method of distributing software products. ESD is a relatively new method of distributing software products to end-users, and unless ESD gains widespread market acceptance, we will be unable to achieve our business plan. Factors that are likely to influence the market acceptance of ESD include:

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  the availability of sufficient bandwidth, both now and in the future, to enable purchasers to rapidly download software products;

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  the cost of time-based Internet access;

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  the number, adequacy and commercial desirability of software products that are available for purchase through ESD as compared to those available through physical delivery; and

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  the level of end-user comfort with the process of downloading software via the Internet, including the ease of use of, and lack of concern about, transaction security and technical support.

        Even if ESD achieves widespread acceptance, we may be unable to overcome the substantial existing and future technical challenges associated with electronically delivering software reliably and consistently on a long-term basis. Our failure to do so would also impair our ability to execute our business plan.

        Developments in accounting standards may cause us to increase our recorded expenses, which in turn would jeopardize our ability to demonstrate sustained profitability.

        In January 2002, we adopted Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets" (SFAS No. 142). The statement generally establishes that goodwill and intangible assets with indefinite lives are not amortized but are to be tested on an annual basis for impairment and, if impaired, are recorded as an impairment charge in income from operations. As of December 31, 2003, we had unamortized goodwill with an indefinite life of $23.9 million, from our acquisitions made in 2003 and previous years. Our recent acquisition of element 5 will result in a significant increase in unamortized goodwill. If a portion of our unamortized goodwill is determined for any reason to be impaired, the subsequent accounting of the impaired portion as an expense would lower our earnings and jeopardize our ability to demonstrate sustained profitability, which could cause our stock price to decline.

        Additionally, the Financial Accounting Standards Board is currently considering a proposal to require that a valuation of stock options be reflected as an expense item in financial statements. If this proposal were to be adopted, our recorded non-cash expenses would significantly increase, which would impair our ability to maintain profitability.

        Additionally, the Financial Accounting Standards Board recently adopted a proposal to require that calculations of diluted earnings per share include potential common shares underlying contingently convertible debt, effective for periods ending after December 15, 2004. Accordingly, beginning with our quarter ending December 31, 2004, our diluted earnings per share will be negatively impacted by this new accounting treatment.

        Increasing consumer acceptance of the Internet as a medium of commerce is important to the success of our business strategy and our future revenue growth.

        The failure of the Internet to continue developing into a significant commercial medium would harm our ability to increase our revenue and execute our business strategy. Rapid growth in the acceptance and use of the Internet as an effective medium of commerce is a recent development. The acceptance and use of the Internet may not continue to develop and a sufficiently broad base of consumers may not adopt and continue to use the Internet as a medium of commerce. We rely on purchasers who have historically used traditional means of commerce to purchase goods or transact business. If we are to be successful, these purchasers must accept and use the Internet as a means of purchasing goods and services and exchanging information. We cannot predict the rate at which these purchasers will do so.

        The growth of the market for our services depends on the development and maintenance of the Internet infrastructure.

        Our business is based on delivering services over the Internet, and the success of our business therefore depends on the development and maintenance of a sound Internet infrastructure. This includes maintenance of a reliable network backbone with the necessary speed, data capacity and security, as well as timely development of complementary products such as high-speed modems, for providing reliable Internet access and services. Our ability to increase the speed and scope of our services is limited by, and depends upon, the speed and reliability of both the Internet and our clients' internal networks. Consequently, as Internet usage increases, the growth of the market for our services depends upon improvements made to the Internet as well as to individual client's networking infrastructures to alleviate overloading and congestion. In addition, any delays in the adoption of new standards and protocols required to govern increased levels of Internet activity or increased governmental regulation may have a detrimental effect on the Internet infrastructure.

        Because the electronic commerce industry is highly competitive and has low barriers to entry, we may be unable to compete effectively.

        The market for electronic commerce solutions is extremely competitive and we may find ourselves unable to compete effectively. Because there are relatively low barriers to entry in the electronic commerce market, we expect competition to intensify as current competitors expand their product offerings and new competitors enter the market. In addition, our clients may become competitors in the future. Increased competition is likely to result in price reductions, lower average sales prices, reduced margins, longer sales cycles and a decrease or loss of our market share, any of which could reduce our revenue. We face competition from the following sources:

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  in-house development of electronic commerce capabilities;

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  other providers of outsourced electronic commerce solutions;

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  software publishers and online retailers who have or may choose to make substantial initial and ongoing investments in order to develop and manage their own electronic commerce sites, and who may decide to market this capability to other companies;

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  system integrators and application service providers that offer tools and services for electronic commerce, including companies that provide a broad range of Internet and server solutions, such as Corio, Inc., Electronic Data Systems Corporation and IBM Global Services;

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  companies that provide tools and services enabling one or more of the transaction processing functions of electronic commerce, such as transaction control, data security, customer interaction and database marketing, including BroadVision, Inc. and CyberSource Corporation;

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  companies that sell, distribute or rent software products over the Internet;

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  high-traffic, branded Web sites that derive a substantial portion of their revenue from electronic commerce and may themselves offer, or provide means for others to offer software products and hard goods, such as Amazon.com, Inc. and Global Commerce, Inc.; and

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  traditional channels and methods of retail and corporate software sales, such as mail order catalogs and retail superstores.

        Many of our competitors have, and potential competitors may have, more experience developing Internet-based software, services and electronic commerce solutions, larger technical staffs, larger customer bases, more established distribution channels and customer relationships, greater brand recognition and greater financial, marketing and other resources than us. In addition, competitors may be able to develop services that are superior to our services, achieve greater customer acceptance or have significantly improved functionality as compared to our existing and future products and services. Our competitors may be able to respond more quickly to technological developments and changes in customers' needs. Our inability to compete successfully against current and future competitors could cause our revenue to decline.

        Failure to properly manage and sustain our expansion efforts could strain our management and other resources.

        Our ability to successfully offer services and implement our business plan in a rapidly evolving market requires an effective planning and management process. We have rapidly and significantly expanded the depth and breadth of our service offerings. Failure to properly manage this expansion could place a significant strain on our managerial, operational and financial resources. To manage this expansion, we are required to continually:

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  improve existing and implement new operational, financial and management controls, reporting systems and procedures;

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  install new management information systems; and

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  train, motivate, retain and manage our employees.

        We may be unable to install management information and control systems in an efficient and timely manner, and our current or planned personnel, systems, procedures and controls may be inadequate to support our operations.

        Failure to develop our technology to accommodate increased traffic could reduce demand for our services and impair the growth of our business.

        We periodically enhance and expand our technology and transaction-processing systems, network infrastructure and other technologies to accommodate increases in the volume of traffic on our technology platform. Any inability to add software and hardware or to develop and upgrade existing technology, transaction-processing systems or network infrastructure to manage increased traffic on this platform may cause unanticipated systems disruptions, slower response times and degradation in client services, including impaired quality and speed of order fulfillment. Failure to manage increased traffic could harm our reputation and significantly reduce demand for our services, which would impair the growth of our business. We may be unable to improve and increase the capacity of our network infrastructure sufficiently or anticipate and react to expected increases in the use of the platform to handle increased volume. Further, additional network capacity may not be available from third-party suppliers when we need it. Our network and our suppliers' networks may be unable to maintain an acceptable data transmission capability, especially if demands on the platform increase.

        We continue to enhance our e-commerce platforms to better support new features and functionality demanded by our client base. Failure of these to perform as expected could lead to client dissatisfaction and loss of business.

        Our industry is characterized by rapid technological change that may make our technology and systems obsolete or cause us to incur substantial costs to adapt to these changes.

        To remain competitive, we must continue to enhance and improve the responsiveness, functionality and features of the CNS platform and the underlying network infrastructure. If we incur significant costs without adequate results, or are unable to adapt rapidly to technological changes, we may fail to achieve our business plan. The Internet and the electronic commerce industry are characterized by rapid technological change, changes in user and client requirements and preferences, frequent new product and service introductions embodying new technologies and the emergence of new industry standards and practices that could render our technology and systems obsolete. To be successful, we must adapt to rapid technological change by licensing and internally developing leading technologies to enhance our existing services, developing new products, services and technologies that address the increasingly sophisticated and varied needs of our clients, and responding to technological advances and emerging industry standards and practices on a cost-effective and timely basis. The development of our CNS technology platform and other proprietary technologies involves significant technical and business risks. We may fail to use new technologies effectively or fail to adapt our proprietary technology and systems to client requirements or emerging industry standards.

        System failures could reduce the attractiveness of our service offerings.

        We provide commerce, marketing and delivery services to our clients and end-users through our proprietary technology transaction processing and client management systems. These systems also maintain an electronic inventory of products and gather consumer marketing information. The satisfactory performance, reliability and availability of the technology and the underlying network infrastructure are critical to our operations, level of client service, reputation and ability to attract and retain clients. We have experienced periodic interruptions, affecting all or a portion of our systems, which we believe will continue to occur from time to time. Any systems damage or interruption that impairs our ability to accept and fill client orders could result in an immediate loss of revenue to us, and could cause some clients to purchase services offered by our competitors. In addition, frequent systems failures could harm our reputation.

        Our systems and operations are vulnerable to damage or interruption from:

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  fire, flood and other natural disasters;

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  operator negligence, improper operation by, or supervision of, employees, physical and electronic break-ins, misappropriation, computer viruses and similar events; and

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  power loss, computer systems failures, and Internet and telecommunications failure.

        We do not carry sufficient business interruption insurance to fully compensate us for losses that may occur.

        We may become liable to clients who are dissatisfied with our services.

        We design, develop, implement and manage electronic commerce solutions that are crucial to the operation of our clients' businesses. Defects in the solutions we develop could result in delayed or lost revenue, adverse end-user reaction, and/or negative publicity which could require expensive corrections. As a result, clients who experience these adverse consequences either directly or indirectly as a result of our services could bring claims against us for substantial damages. Any claims asserted could exceed the level of any insurance coverage that may be available to us. Moreover, the insurance we carry may not continue to be available on economically reasonable terms, or at all. The successful assertion of one or more large claims that are uninsured, that exceed insurance coverage or that result in changes to insurance policies (including premium increases) could adversely affect our operating results or financial condition.

        Our chief executive officer and key technical employees are critical to our business, and if they do not remain with us in the future, we may be unable to effectively replace them.

        Our future success significantly depends on the continued services and performance of our senior management, particularly Joel A. Ronning, our chief executive officer. Our performance also depends on our ability to retain and motivate our key technical employees who are skilled in maintaining our proprietary technology platform. The loss of the services of any of our executive officers or key technical employees could harm our business if we are unable to effectively replace that officer or employee, or if that person should decide to join a competitor or otherwise directly or indirectly compete with us. Further, we may need to incur additional operating expenses and divert other management time in order to search for a replacement. We do not maintain any key person life insurance policies.

        We must continually attract and retain technical and other key personnel in order to successfully execute our business strategy.

        Our future success depends on our ability to continue to identify, attract, hire, train, retain and motivate highly skilled technical, managerial, operations, merchandising, sales and marketing and client service personnel. Competition for these personnel is intense, particularly in the Internet industry. We may be unable to successfully attract, assimilate or retain sufficiently qualified personnel. Failure to do so could harm our business growth and profitability. In addition, the market price of our common stock has fluctuated substantially since our initial public offering in August 1998. Consequently, potential employees may perceive our equity incentives as less attractive and current employees whose equity incentives are no longer attractively priced may choose not to remain with our organization. In that case, our ability to attract employees will be adversely affected. Additionally, the Financial Accounting Standards Board is currently considering a proposal to require that the cost of stock options be reflected as an expense item in financial statements. If this proposal were to be adopted, we may be limited in the use of stock options as equity incentives, which will make it more difficult to compete for and attract qualified personnel. Finally, should our stock price substantially decline, the retention value of stock options granted since our initial public offering will decline and employees who hold such options may choose not to remain with our organization.

        Protecting our intellectual property is critical to our success.

        We regard the protection of our trademarks, copyrights, trade secrets and other intellectual property as critical to our success. We rely on a combination of patent, copyright, trademark, service mark and trade secret laws and contractual restrictions to protect our proprietary rights. We have entered into confidentiality and invention assignment agreements with our employees and contractors, and nondisclosure agreements with parties with whom we conduct business, in order to limit access to and disclosure of our proprietary information. These contractual arrangements and the other steps taken by us to protect our intellectual property may not prevent misappropriation of our technology or deter independent third-party development of similar technologies. We also seek to protect our proprietary position by filing U.S. and foreign patent applications related to our proprietary technology, inventions and improvements that are important to the development of our business. Proprietary rights relating to our technologies will be protected from unauthorized use by third parties only to the extent they are covered by valid and enforceable patents or are effectively maintained as trade secrets. We pursue the registration of our trademarks and service marks in the U.S. and internationally. Effective trademark, service mark, copyright and trade secret protection may not be available in every country in which our services are made available online.

        The steps we have taken to protect our proprietary rights may be inadequate and third parties may infringe or misappropriate our trade secrets, trademarks and similar proprietary rights. Any significant failure on our part to protect our intellectual property could make it easier for our competitors to offer similar services and thereby adversely affect our market opportunities. In addition, litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Litigation could result in substantial costs and diversion of management and technical resources.

        Claims of infringement of other parties' intellectual property rights could require us to expend significant resources, enter into unfavorable licenses or require us to change our business plans.

        From time to time we are named as a defendant in lawsuits claiming that we have, in some way, violated the intellectual property rights of others. Existing lawsuits in this area, as well as any future assertions or prosecutions of claims like these, could require us to expend significant financial and managerial resources. The defense of any claims, with or without merit, could be time-consuming, result in costly litigation and diversion of technical and management personnel, cause product enhancement delays or require that we develop non-infringing technology or enter into royalty or licensing agreements. Royalty or licensing agreements, if required, may be unavailable on terms acceptable to us or at all. In the event of a successful claim of infringement against us and our failure or inability to develop non-infringing technology or license the infringed or similar technology on a timely basis, we may be unable to pursue our current business plan.

        In August 2001, an action was brought against us and other defendants in the U.S. District Court in the District of Columbia alleging infringement of United States Patent No. 6,014,651 owned by Christopher M. Crawford of Washington, D.C. Crawford alleges that we directly infringe the patent by the provision of online software purchase and delivery services, that we actively induce infringement of the patent by supporting and otherwise promoting our electronic software delivery services to others and that we contributorily infringed the patent by making, using, selling and offering to sell components of our electronic software delivery services. No substantive actions have taken place as yet in this case. The court has delayed substantive discovery in this case, pending a preliminary determination of the legal scope of Crawford's claim. Discovery reopened in February 2004, and is ongoing. We have been in the process of preparing materials regarding claim interpretation to present to the court, and we expect to do so at an appropriate point in the case. Although a number of co-defendants have settled with plaintiff Crawford, at this time, Crawford has declined to make a definitive demand for resolution of this case. We believe that this lawsuit is without merit and intend to defend against it vigorously.

        Claims against us related to the software products that we deliver electronically and the tangible goods that we deliver physically could also require us to expend significant resources.

        Claims may be made against us for negligence, copyright or trademark infringement, products liability or other theories based on the nature and content of software products or tangible goods that we deliver electronically and physically. Because we did not create these products, we are generally not in a position to know the quality or nature of the content of these products. Although we carry general liability insurance and require that our customers indemnify us against end-user claims, our insurance and indemnification measures may not cover potential claims of this type, may not adequately cover all costs incurred in defense of potential claims, or may not reimburse us for all liability that may be imposed. Any costs or imposition of liability that are not covered by insurance or indemnification measures could be expensive and time-consuming to address, distract management and delay product deliveries, even if we are ultimately successful in the defense of these claims.

        Security breaches could hinder our ability to securely transmit confidential information.

        A significant barrier to electronic commerce and communications is the secure transmission of confidential information over public networks. Any compromise or elimination of our security could be costly to remedy, damage our reputation and expose us to liability, and dissuade existing and new clients from using our services. We rely on encryption and authentication technology licensed from third parties to provide the security and authentication necessary for secure transmission of confidential information, such as end-user credit card numbers. A party who circumvents our security measures could misappropriate proprietary information or interrupt our operations.

        We may be required to expend significant capital and other resources to protect against security breaches or address problems caused by breaches. Concerns over the security of the Internet and other online transactions and the privacy of users could deter people from using the Internet to conduct transactions that involve transmitting confidential information, thereby inhibiting the growth of our business. To the extent that our activities or those of third-party contractors involve the storage and transmission of proprietary information, such as credit card numbers, security breaches could damage our reputation and expose us to a risk of loss or litigation and possible liability. Our security measures may not prevent security breaches and failure to prevent security breaches could lead to a loss of existing clients and deter potential clients away from our services.

        Loss of our credit card acceptance privileges would seriously hamper our ability to process the sale of digital goods.

        The payment by end-users for the purchase of digital goods that we process is typically made by credit card. If we incur significant instances of credit card fraud over an extended period of time, it may result in penalties and termination of our credit card acceptance privileges. Loss of our credit card acceptance privileges would severely impact our ability to process the sale of digital goods where the payment method is by credit card. We may be required to expend significant capital and other resources to protect against these fraudulent transactions.

        The listing of our network addresses on anti-SPAM lists could harm our ability to service our clients and deliver goods over the Internet.

        Certain privacy and anti-email proponents have engaged in a practice of gathering, and publicly listing, network addresses that they believe have been involved in sending unwanted, unsolicited emails commonly known as SPAM. In response to user complaints about SPAM, Internet service providers have from time to time blocked such network addresses from sending emails to their users. If our network addresses mistakenly end up on these SPAM lists, our ability to provide services for our clients and consummate the sales of digital and physical goods over the Internet could be harmed.

        Changes in government regulation could limit our Internet activities or result in additional costs of doing business over the Internet.

        We are subject to the same federal, state and local laws as other companies conducting business over the Internet. Today, there are relatively few laws specifically directed towards conducting business over the Internet. The adoption or modification of laws related to the Internet could harm our business, operating results and financial condition by increasing our costs and administrative burdens. Due to the increasing popularity and use of the Internet, many laws and regulations relating to the Internet are being debated at the international, federal and state levels. These laws and regulations could cover issues such as:

  •
  user privacy with respect to adults and minors;

  •
  our ability to collect necessary information that allows us to conduct business on the Internet;

  •
  export compliance;

  •
  pricing and taxation;

  •
  fraud;

  •
  advertising;

  •
  intellectual property rights;

  •
  information security; and

  •
  quality of products and services.

        Applicability to the Internet of existing laws governing issues such as property ownership, copyrights and other intellectual property issues, taxation, libel, obscenity and personal privacy could also harm our operating results and substantially increase the cost to us of doing business. For example, numerous state legislatures have proposed that tax rules for Internet retailing and catalog sales correspond to enacted tax rules for sales from physical stores. Any requirement that we collect sales tax for each online purchase and remit the tax to the appropriate state authority would be a significant administrative burden to us and possibly depress online sales. This and any other change in laws applicable to the Internet might also require significant management resources to respond appropriately. The vast majority of these laws were adopted prior to the advent of the Internet, and do not contemplate or address the unique issues raised thereby. Those laws that do reference the Internet, such as the Digital Millennium Copyright Act, are only beginning to be interpreted by the courts and their applicability and reach are therefore uncertain.

        Laws relating to user information and online privacy may limit the collection and use of end-user data for our clients.

        We collect and maintain end-user data for our clients, which subjects us to increasing international, federal and state regulation related to online privacy and the use of personal user information. Congress recently enacted anti-SPAM legislation with which we must comply when providing email campaigns for our clients. Bills are pending in Congress and in various states that address online privacy protections. Several states have proposed, and some have enacted, legislation that would limit the use of personal user information or require online services to establish privacy policies. In addition, the U.S. Federal Trade Commission, or FTC, has urged Congress to adopt legislation regarding the collection and use of personal identifying information obtained from individuals when accessing Web sites. In the past, the emphasis has been on information obtained from minors. Focus has now shifted to include online privacy protection for adults. If such legislation is adopted, it may include requirements that companies establish procedures to, among other things:

  •
  give adequate notice to users regarding information collection and disclosure practices;

  •
  provide users with the ability to have personal information deleted from a company's database;

  •
  provide users with access to their collected personal information and the ability to correct inaccuracies;

  •
  clearly identify affiliations with third parties that may collect information or sponsor activities on another company's Web site; and

  •
  obtain express parental consent prior to collecting and using personal information from children under 13 years of age.

        Even in the absence of laws requiring companies to establish these procedures, the FTC has settled several proceedings resulting in consent decrees in which Internet companies have been required to establish programs regarding the manner in which personal information is collected from users and provided to third parties. We could become a party to a similar enforcement proceeding. These regulatory and enforcement efforts could limit our collection of demographic and personal information from end-users, which could adversely affect our ability to comprehensively serve our clients.

        The adoption and implementation of international laws and regulations applicable to electronic commerce may impair our efforts to expand revenue from international transactions.

        The European Union has adopted a privacy directive that regulates the collection and use of information that identifies an individual person. These regulations may inhibit or prohibit the collection and sharing of personal information in ways that could harm our clients or us. The globalization of Internet commerce may be harmed by these and similar regulations because the European Union privacy directive prohibits transmission of personal information outside the European Union. The United States and the European Union have negotiated an agreement providing a "safe harbor" for those companies who agree to comply with the principles set forth by the U.S. Department of Commerce and agreed to by the European Union. Failure to comply with these principles may result in fines, private lawsuits and enforcement actions. These enforcement actions can include interruption or shutdown of operations relating to the collection and sharing of information pertaining to citizens of the European Union.

        In addition, in July 2003, the European Union implemented rules regarding the collection and payment of Value Added Tax, or VAT. These rules require VAT to be charged on supply delivered over electronic networks, including software and computer services, as well as information and cultural, artistic, sporting, scientific, educational, entertainment and similar services. These services are now being taxed in the country where the purchaser resides rather than where the supplier is located. Historically, suppliers of digital products that existed outside the European Union were not required to collect or remit VAT on digital orders made to purchasers in the European Union. With the implementation of these rules, we are required to collect and remit VAT on digital orders received from purchasers in the European Union which effectively raises the price for these goods by the VAT amount. This price increase could serve to discourage purchasing of our products and services which in turn could adversely affect our operating results and financial condition.

        Compliance with future laws imposed on electronic commerce may substantially increase our costs of doing business or otherwise adversely affect our ability to offer our services.

        Because our services are accessible worldwide, and we facilitate sales of products to end-users worldwide, foreign jurisdictions may claim that we are required to comply with their laws. Laws regulating Internet companies outside of the United States may be less favorable than those in the United States, giving greater rights to consumers, content owners and users. Compliance may be more costly or may require us to change our business practices or restrict our service offerings relative to those provided in the United States. Any failure to comply with foreign laws could subject us to penalties ranging from fines to bans on our ability to offer our services.

        As our services are available over the Internet in multiple states and foreign countries, these jurisdictions may claim that we are required to qualify to do business as a foreign corporation in each state or foreign country. We are qualified to do business only in California, Colorado, Connecticut, Illinois, Michigan, Minnesota, Utah and Washington. Failure to qualify as a foreign corporation in a required jurisdiction could subject us to taxes and penalties and could result in our inability to enforce contracts in these jurisdictions.

        In addition, we are subject to United States laws governing the conduct of business with other countries, such as export control laws, which prohibit or restrict the export of goods, services and technology to designated countries, denied persons or denied entities from the United States. Any significant changes in these laws, particularly an expansion in the export control laws, will increase our costs of compliance and may further restrict our overseas client base.

        We intend to continue to expand our international operations and these efforts may not be successful in generating additional revenue.

        We sell products and services to end-users outside the United States and we intend to continue to expand our international presence. Expansion into international markets, particularly the European and Asia-Pacific regions, requires significant resources that we may fail to recover by generating additional revenue. Conducting business outside of the United States is subject to risks, including:

  •
  changes in regulatory requirements and tariffs;

  •
  uncertainty of application or governing of local laws;

  •
  reduced protection of intellectual property rights;

  •
  difficulties in physical distribution for international sales;

  •
  higher incidences of credit card fraud and difficulties in accounts receivable collection;

  •
  the burden and cost of complying with a variety of foreign laws; and

  •
  political or economic constraints on international trade or instability.

        These risks have grown with the recent acquisition of element 5, which has substantial operations outside the U.S.

        We may be unable to successfully and cost-effectively market, sell and distribute our services in foreign markets. This may be more difficult or take longer than anticipated especially due to international challenges, such as language barriers, currency exchange issues and the fact that the Internet infrastructure in foreign countries may be less advanced than the U.S. Internet infrastructure. If we are unable to successfully expand our international operations, or manage this expansion, our operating results and financial condition could be harmed.

        New obligations to collect or pay sales tax could substantially increase the cost to us of doing business.

        Currently, we collect sales, use or other similar taxes with respect to electronic software download in states where we believe that we have nexus. The application of sales related taxes to interstate and international sales over the Internet is unclear and evolving. We are already required to collect and remit VAT in the European Union, for example. Local, state or foreign jurisdictions may seek to impose sales or use tax collection obligations on out-of-state companies like ours that engage in electronic commerce. A successful assertion by one or more states or any foreign country that we should collect sales, use or other taxes on the sale of merchandise through our physical goods clients or on physical shipments of software could harm our results of operations. In addition, any failure by a physical goods client to collect obligatory sales or use taxes could cause the relevant jurisdiction to attempt imposing that obligation on us.

        Compliance with changing regulation of corporate governance and public disclosure may result in additional expenses.

        Keeping abreast of, and in compliance with, changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations and Nasdaq Stock Market rules, have required an increased amount of management attention and external resources. We intend to invest all reasonably necessary resources to comply with evolving corporate governance and public disclosure standards, and this investment may result in increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

        We may need to raise additional capital to achieve our business objectives, which could result in dilution to existing investors.

        We require substantial working capital to fund our business. If capital requirements vary materially from those currently planned, we may require additional financing sooner than anticipated. If additional funds are raised through the issuance of equity securities, the percentage ownership of our stockholders will be reduced, stockholders may experience additional dilution or these equity securities may have rights, preferences or privileges senior to those of our common stock. Our capital requirements depend on several factors, including the rate of market acceptance of our products, the ability to expand our client base and the growth of sales and marketing. We have had significant operating losses and negative cash flow from operations since inception. Additional financing may not be available when needed, on terms favorable to us or at all. If adequate funds are not available or are not available on acceptable terms, we may be unable to develop or enhance our services, take advantage of future opportunities or respond to competitive pressures, which would harm our operating results and adversely affect our ability to sustain profitability.

        Our involvement in class-action litigation relating to our IPO may adversely affect our results of operations and distract management.

        We are party to a lawsuit which alleges that we, certain of our officers and directors and the underwriters of our initial public offering, or IPO, violated Section 11 of the Securities Act of 1933 based on allegations that our IPO registration statement and prospectus failed to disclose material facts regarding the compensation to be received by, and the stock allocation practices of, the IPO underwriters. Similar complaints, pursuing similar theories, were filed in the same court against hundreds of other public companies.

        The IPO lawsuit, as well as any future allegations that we may have, in some way, violated securities laws could require us to expend significant financial and managerial resources and could result in further volatility of our stock price. The defense of any claims, with or without merit, could be time-consuming, result in costly litigation and divert technical and management personnel.

        We may need to recognize and record income tax expense in the future while having no cash outlay for these taxes.

        Because we have a substantial net operating loss carryforward, the related deferred tax asset is fully reserved on our balance sheet. At some future date when we meet the requirements, we may reflect the benefit of the deferred tax asset and taxation of our financial results in our financial statements. The recognition of taxes may adversely affect the trading price of our stock in the stock market. It is also possible under existing accounting rules that we may be required to record income tax expense although we may have no cash outlay for these taxes or the ability to recognize the deferred tax asset under current accounting rules.

Risks Related to the Acquisition of Element 5 AG

        element 5 has a history of losses and has yet to achieve sustained profitability.

        element 5 has experienced significant losses since inception ($10.2 million through March 31, 2004) and has experienced significant negative cash flows from operations. To address these risks, we and element 5 must, among others things, maintain existing and develop new relationships with independent software publishers, online retailers and other companies outside of the software market, maintain and increase element 5's client base, implement and successfully execute its business and marketing strategy, continue to develop and upgrade its technology and transaction-processing systems, provide superior customer service and order fulfillment, respond to competitive developments, and attract, retain and motivate qualified personnel. There can be no assurances that we will be successful in addressing such risks, and the failure to do so could have a material adverse effect on our business, financial condition and results of operations.

        If we do not successfully integrate element 5, our business will be adversely affected.

        Our acquisition of element 5 in April, 2004 is very recent. We therefore have a very limited operating history with element 5 and limited experience in managing its business. Integrating element 5 will be a complex and time-consuming process. Prior to the acquisition, Digital River and element 5 operated independently, each with its own business, corporate culture, locations, employees and systems. Eventually, we intend to operate as a combined organization utilizing common technology, information and communication systems, operating procedures, financial controls, and human resource practices. There may be substantial difficulties, costs and delays involved in any integration of element 5 into Digital River. These may include:

  •
  distracting management from day-to-day operations;

  •
  potential incompatibility of corporate cultures;

  •
  potential difficulties in transitioning customers to new platforms;

  •
  an inability to achieve synergies as planned;

  •
  costs and delays in implementing common systems and procedures; and

  •
  increased difficulties in managing our business due to the addition of an international location and two locations in the U.S.

        Many of these risks are accentuated because element 5's operations, employees and customers are largely located outside of the U.S. Any one or all of these factors may increase operating costs or lower anticipated financial performance. Many of these factors are also outside of our control. Achieving anticipated synergies and the potential benefits underlying our reasons for the acquisition will depend on successful integration of the two businesses. The failure to integrate element 5 successfully would have a material adverse effect on our business, financial condition and results of operations.

        We may be unable to retain element 5's customers.

        There can be no assurance that we will be able to retain element 5's customers following the acquisition. A failure to retain element 5's customers could have a material adverse effect on our financial condition and profitability.

        As a result of the acquisition of element 5, we will be exposed to greater risk from currency fluctuations.

        Approximately one half of element 5's revenue and most of its costs are denominated in Euros and currencies other than U.S. dollars. As a result, a greater proportion of our revenues, earnings and costs will now be subject to currency fluctuations. We do not have, and we do not have plans to implement, a currency hedging program to mitigate the effect of fluctuations of currency prices on our financial results. As a result, our future operating results may be subject to fluctuations due to volatility in foreign currency exchange markets.

        We have not yet allocated the purchase price for the element 5 acquisition.

        The allocation of the purchase price of element 5 to amortizable costs and goodwill has not yet been finalized. The allocation will be finalized at a later date following analysis of the fair value of element 5's assets. The result of the allocation of the purchase price between amortizable costs and goodwill could have an impact on our future operating results.

Risks Related to the Ownership of our Common Stock

        Internet-related stock prices are especially volatile and this volatility may depress our stock price or cause it to fluctuate significantly.

        The stock market, and the trading prices of Internet-related companies in particular, have been notably volatile. This volatility is likely to continue in the short-term and is not necessarily related to the operating performance of affected companies. This broad market and industry volatility could significantly reduce the price of our common stock at any time, without regard to our operating performance. The trading price of our common stock has been and may continue to be subject to wide fluctuations. From January 1, 2003, through September 30, 2004, the intra-day sale prices of our common stock on the Nasdaq National Market ranged from $8.83 to $34.83 per share. Factors that could cause our stock price in particular to fluctuate include, but are not limited to:

  •
  actual or anticipated variations in quarterly operating results;

  •
  announcements of technological innovations;

  •
  the ability to sign new clients and the retention of existing clients;

  •
  new products or services that we offer;

  •
  competitive developments, including new products or services, or new relationships by our competitors;

  •
  changes in financial estimates by securities analysts;

  •
  conditions or trends in the Internet and online commerce industries;

  •
  global unrest and terrorist activities;

  •
  changes in the economic performance and/or market valuations of other Internet or online electronic commerce companies;

  •
  required changes in generally accepted accounting principles;

  •
  our announcement of significant acquisitions, strategic partnerships, joint ventures or capital commitments or results of operations or other developments related to those acquisitions;

  •
  additions or departures of key personnel; and

  •
  sales or other transactions involving our common stock or our convertible notes.

        Future sales of our common stock in the public market or the issuance of securities senior to our common stock could adversely affect the trading price of our common stock and our ability to raise funds in new stock offerings.

        Future sales of substantial amounts of our common stock or equity-related securities in the public market, or the perception that these sales could occur, could adversely affect prevailing trading prices of our common stock and could impair our ability to raise capital through future offerings of equity or equity-related securities. No prediction can be made as to the effect, if any, that future sales of shares of common stock or the availability of shares of common stock for future sale, will have on the trading price of our common stock.

        Provisions of our charter documents, other agreements and Delaware law may inhibit potential acquisition bids for us.

        Certain provisions of our amended and restated certificate of incorporation, bylaws, other agreements and Delaware law could make it more difficult for a third party to acquire us, even if a change in control would be beneficial to our stockholders.

RATIO OF EARNINGS TO FIXED CHARGES

        The following table sets forth the ratio of earnings to fixed charges for each of the last five years and for the nine months ended September 30, 2004 (in millions):

	Years ended December 31					Nine months ended September 30, 2004
	1999	2000	2001	2002	2003
Ratio of earnings to fixed charges(1)	—	—	—	—	70.5	18.0

(1)
The ratio of earnings to fixed charges is computed by dividing income (loss) from operations plus fixed charges by fixed charges. Fixed charges consist of interest expense, amortization of debt issuance costs and that portion of rental payments under operating leases that we believe to be representative of interest. Earnings were insufficient to cover fixed charges in 1999 through 2002 by amounts equal to the net loss for the period.

FORWARD-LOOKING STATEMENTS

        Some of the statements in this prospectus and the documents incorporated by reference are forward-looking statements. These statements are based on our current expectations, assumptions, estimates and projections about our business and our industry, and involve known and unknown risks, uncertainties and other factors that may cause our or our industry's results, levels of activity, performance or achievement to be materially different from any future results, levels of activity, performance or achievements expressed or implied in or contemplated by the forward-looking statements. Words such as "believe," "anticipate," "expect," "intend," "plan," "will," "may," "should," "estimate," "predict," "potential," "continue," or the negative of such terms or other similar expressions, identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Our actual results could differ materially from those anticipated in such forward-looking statements as a result of several factors more fully described under the caption "Risk Factors" and in the documents incorporated by reference. The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made.

USE OF PROCEEDS

        We will not receive any proceeds from the sale of shares of common stock offered by this prospectus. See "Selling Securityholders."

DIVIDEND POLICY

        We have never paid or declared any cash dividends on our common stock or other securities and do not anticipate paying cash dividends in the foreseeable future. We currently intend to retain all future earnings, if any, for use in the operation of our business.

DESCRIPTION OF CAPITAL STOCK

        Our authorized capital stock consists of 60,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share. As of October 29, 2004, there were 33,005,616 shares of common stock issued and no shares of preferred stock outstanding.

Common Stock

        The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Subject to preferences that may be applicable to any outstanding shares of the preferred stock, the holders of common stock are entitled to receive ratably any dividends as may be declared by the board of directors out of legally available funds. In the event of a liquidation, dissolution or winding up of our company, holders of the common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock. Holders of common stock have no preemptive rights and no right to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable.

Preferred Stock

        Pursuant to our amended and restated certificate of incorporation, our board of directors has the authority, without further action by the stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the designations, powers, preferences, privileges and relative participating, optional or special rights and the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common stock.

        The issuance of preferred stock could adversely affect the voting power of holders of our common stock, and the likelihood that holders of preferred stock will receive dividend payments and payments upon liquidation may have the effect of delaying, deferring or preventing a change in control of us, which could depress the market price of our common stock and securities convertible into our common stock.

Antitakeover Effects of Provisions of Charter Documents and Delaware Law

        Charter Documents.    Our amended and restated certificate and amended and restated bylaws include a number of provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in control or management of our company. First, our certificate provides for a "classified" board of directors in which only approximately one third of the directors are elected at each annual meeting of stockholders. The certificate also provides that all stockholder actions must be effected at a duly called meeting of stockholders and not by a consent in writing. Further, our bylaws limit who may call special meetings of the stockholders. Our certificate does not include a provision for cumulative voting for directors. Under cumulative voting, a minority stockholder holding a sufficient percentage of a class of shares may be able to ensure the election of one or more directors. Finally, our bylaws establish procedures, including advance notice procedures, with regard to the nomination of candidates for election as directors and stockholder proposals.

        Delaware Takeover Statute.    We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a business combination includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an interested stockholder is a person who, together with affiliates and associates, owns, or within three years prior, did own, 15% or more of the corporation's voting stock.

        These and other provisions of our certificate and bylaws and Delaware law could discourage potential acquisition proposals and could delay or prevent a change in control or management of our company.

Transfer Agent and Registrar

        Wells Fargo Shareowner Services is the transfer agent and registrar for our common stock.

SELLING SECURITYHOLDERS

        We originally issued 160,185 shares of common stock in connection with our acquisition of BlueHornet Networks, Inc. In connection with the acquisition, we also agreed to issue additional shares of our common stock at various times until October 1, 2007. We estimate that we may issue up to 151,000 additional shares of our common stock, however, the exact number of shares will be determined pursuant to the acquisition agreement. Any common stock covered by this prospectus that we do not actually issue to the selling securityholders will be deregistered. Selling securityholders, including their transferees, pledgees or donees or their successors, may from time to time offer and sell any or all of the common stock pursuant to this prospectus.

        The following table sets forth information with respect to the selling securityholders, the number of shares of common stock beneficially owned by each selling securityholder prior to the offering, the number of shares of common stock that may be sold pursuant to this prospectus and the number of shares of common stock beneficially owned by each selling securityholder after the offering. The information is based on information provided by or on behalf of the selling securityholders. The selling securityholders may offer all, some or none of the common stock. As a result, no estimate can be given as to the amount of the common stock that will be held by the selling securityholders upon termination of any sales. In addition, the selling securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their common stock since the date on which they provided the information regarding their common stock in transactions exempt from the registration requirements of the Securities Act.

        None of the selling securityholders nor any of their affiliates, officers, directors or principal equity holders has held any position or office or has had any material relationship with us within the past three years.

        Information concerning concerning the selling securityholders may change over time. Any changed information will be set forth in an amendment to the registration statement or supplement to this prospectus, as required by law.

Name	Number of shares of common stock beneficially owned prior to the offering	Number of shares of common stock that may be sold hereby(1)	Number of shares of common stock beneficially owned after the offering(2)
Rachael Anderson	1,108	1,108	0
Richael Asp	5,036	5,036	0
Michael Buchmiller	201	201	0
Ethan Cohen	628	628	0
Chuck Davis	5,036	5,036	0
Chad Farran	706	706	0
Michael Fordon	1,550	1,550	0
Adam Gillespie	11,080	11,080	0
Linda Jones	100	100	0
Alex Kagan	654	654	0
Randy Kahler	201	201	0
Tracy Kreckman	50	50	0
Andrew Lawton	201	201	0
Eric Lee	1,201	1,201	0
Brian Leffler	504	504	0
Eric Leffler	504	504	0
Kevin Leffler	504	504	0
Devon Liden	3,005	3,005	0

Devon Glenn Liden and Michelle Lynn Liden	1,510	1,510	0
Liden Family Trust	1,510	1,510	0
Claudia Lugmair	503	503	0
Tim Marusich	64,467	64,467	0
Josh McAllister	186	186	0
Michael McBride	5,127	5,127	0
Chris McGreal	1,411	1,411	0
Jeff McLeary	503	503	0
Karen Mickschl	528	528	0
Tyler Miller	7,156	7,156	0
Joe Rainero	14,857	14,857	0
Hannia Rodriguez	6,995	6,995	0
Daniel Smith	1,136	1,136	0
Swenson Advisors, LLP	1,510	1,510	0
Greg Swift	1,080	1,080	0
Jeremy Swift	1,620	1,620	0
Alan Tussy and Elizabeth Tussy	503	503	0
Kevin Tussy	15,613	15,613	0
Tyler Wardhaugh	302	302	0
Shannon Wright	1,389	1,389	0

(1)
If we are required to issue additional shares pursuant to the acquisition agreement, each selling securityholder will receive a pro rata portion based on the percentage of shares originally issued to such selling securityholder on November 2, 2004. The maximum aggregate number of additional shares that may be sold under this prospectus is 151,000 shares. Selling securityholders will be permitted to sell any such shares under this prospectus.

(2)
Assumes the sale of all shares offered hereby.

PLAN OF DISTRIBUTION

        The selling securityholders and their successors, including their transferees, pledgees or donees or their respective successors, may sell the common stock directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

        We will not receive any of the proceeds from the sale of the common stock. If the common stock is to be sold by transferees, pledgees or donees or their respective successors, then we must amend the list of selling securityholders to include the transferee, pledgee or donee or their respective successors as selling securityholders by amending the registration statement, of which this prospectus is a part, or supplementing this prospectus, as required by law.

        The common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market prices, at varying prices determined at the time of sale or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions:

  •
  on any national securities exchange or quotation service on which our common stock may be listed or quoted at the time of sale;

  •
  in the over-the-counter market;

  •
  otherwise than on these exchanges or services or in the over-the-counter market;

  •
  through the writing of options, whether the options are listed on an options exchange or otherwise; or

  •
  through settlement of short sales.

        In connection with the sale of the common stock, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of common stock in the course of hedging the positions they assume. Upon the effectiveness of the registration statement, of which this prospectus is a part, the selling securityholders may sell short the common stock and deliver these securities to close out short positions created after the effectiveness of the registration statement, or loan or pledge the common stock to broker-dealers that in turn may sell these securities.

        The selling securityholders or their successors in interest may from time to time pledge or grant a security interest in some or all of the shares of common stock and, if the selling securityholders default in the performance of their secured obligations, the pledgees or secured parties may offer and sell shares of common stock from time to time under this prospectus. If the common stock is to be sold by pledgees or secured parties, we must amend the list of selling securityholders to include any such pledgee or secured party as a selling securityholder by amending the registration statement, of which this prospectus is a part, or supplementing this prospectus, as required by law.

        The aggregate proceeds to the selling securityholders from the sale of common stock offered by them will be the purchase price of the common stock less discounts, concessions or commissions, if any. Each selling securityholder reserves the right to accept and, together with its agents from time to time, to reject, in whole or in part, any proposed purchase common stock to be made directly or through agents.

        Our outstanding common stock is listed for trading on The Nasdaq National Market under the symbol "DRIV."

        In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

        Selling securityholders that are also registered broker-dealers who act in connection with the sale of common stock under this prospectus are "underwriters" within the meaning of the Securities Act and any commissions they receive and proceeds of any sale of common stock may be deemed to be underwriting discounts and commissions under the Securities Act. Selling securityholders who are "underwriters" within the meaning of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. Each selling securityholder has informed us that it is not a registered broker-dealer. In addition, each selling securityholder has informed us that it is not an affiliate of a broker-dealer.

        The selling securityholders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M thereunder, or any successor rules or regulations, and have agreed that neither they nor any person acting on their behalf will engage in any transaction in violation of these provisions.

        In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

        To the extent required, the specific common stock to be sold, the names of the selling securityholders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable discounts, concessions or commissions with respect to a particular offer will be set forth in an amendment to the registration statement, of which this prospectus is a part, or in a supplement to this prospectus, as required by law.

        We will keep the registration statement, of which this prospectus is a part, effective until the later of one year following the issuance of any shares pursuant to the acquisition agreement or three years following the effectiveness of the registration statement; provided that we will not be required to keep the registration statement effective if the common stock may be sold under Rule 144 during any 90 day period. No sales may be made pursuant to this prospectus after that period unless we amend the registration statement, of which this prospectus is a part, or supplement this prospectus, as required by law, to indicate that we have agreed to extend the period of effectiveness.

        We have agreed, among other things, to bear all fees and expenses, other than selling expenses, discounts, concessions and commissions and expenses of counsel to the selling securityholders, in connection with the registration and sale of common stock under this prospectus.

LEGAL MATTERS

        Howard Rice Nemerovski Canady Falk & Rabkin, A Professional Corporation, San Francisco, California, will pass upon legal matters for us regarding the validity of the common stock.

EXPERTS

        The consolidated financial statements and Schedule of Digital River, Inc. and subsidiaries incorporated by reference in Digital River, Inc.'s Annual Report (Form 10-K) for the years ended as of December 31, 2003 and 2002, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements and Schedule are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

        The consolidated financial statements of Digital River, Inc. and subsidiaries for the year ended December 31, 2001, incorporated by reference in this prospectus, were audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts giving said report.

        The consolidated financial statements of element 5 and its subsidiaries as of December 31, 2003 and 2002 and for each of the years then ended, incorporated by reference in this prospectus, have been audited by Ernst & Young AG Wirtschaftspruefungsgesellschaft, Duesseldorf, Germany, independent registered public accounting firm, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the SEC's public reference room at Room 1024, 450 Fifth Street, N.W., Washington, D.C. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms. Our SEC filings are also available at the SEC's web site at "http://www.sec.gov." In addition, you can read and copy our SEC filings at the office of the National Association of Securities Dealers, Inc. at 1735 "K" Street, N.W., Washington, D.C. 20006.

        We are incorporating by reference in this prospectus some of the information that we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings, other than reports furnished and not filed pursuant to Form 8-K, we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of the filing of the initial registration statement and prior to effectiveness of the registration statement:

  •
  Annual Report on Form 10-K for the year ended December 31, 2003;

  •
  Quarterly Reports on Form 10-Q for the quarters ended March 31, 2004, June 30, 2004 and September 30, 2004;

  •
  Current Reports on Form 8-K filed on May 4, 2004, May 24, 2004, May 26, 2004(2) and July 13, 2004; and

  •
  The description of the common stock contained in our Registration Statement on Form 8-A, as filed on July 20, 1998 with the SEC.

        You may access these documents at no cost through our web site at www.digitalriver.com or request a copy of these filings at no cost, by writing or telephoning us at the following address:

Digital River, Inc.
9625 W. 76th Street, Suite 150
Eden Prairie, MN 55344
(952) 253-1234

        You should rely only on the information incorporated by reference or provided in this prospectus. We have authorized no one to provide you with different information. We are not making an offer of common stock in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. Other Expenses of Issuance and Distribution.

        The following table sets forth the costs and expenses, other than underwriting discounts and commissions, if any, all of which will be paid by the registrant, in connection with the distribution of the common stock being registered. All amounts are estimated, except the SEC Registration Fee:

SEC Registration Fee	$1,507.00
Accounting Fees	$10,000.00
Legal Fees and Expenses	$60,000.00
Miscellaneous	$493.00
Printing and Engraving	$5,000.00

Total	$72,000.00

ITEM 15. Indemnification of Directors and Officers.

        As permitted by Section 145 of the Delaware General Corporation Law, the Bylaws of the Registrant provide that (i) the Registrant is required to indemnify its directors and executive officers to the fullest extent permitted by the Delaware General Corporation Law, (ii) the Registrant may, in its discretion, indemnify other officers, employees and agents as set forth in the Delaware General Corporation Law, (iii) to the fullest extent permitted by the Delaware General Corporation Law, the Registrant is required to advance all expenses incurred by its directors and executive officers in connection with a legal proceeding (subject to certain exceptions), (iv) the rights conferred in the Bylaws are not exclusive, (v) the Registrant is authorized to enter into indemnification agreements with its directors, officers, employees and agents and (vi) the Registrant may not retroactively amend the Bylaws provisions relating to indemnity.

        The Registrant has entered into agreements with its directors and executive officers that require the Registrant to indemnify such persons against expenses, judgments, fines, settlements and other amounts that such person becomes legally obligated to pay (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or officer of the Registrant or any of its affiliated enterprises, provided such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Registrant. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

ITEM 16. Exhibits and Financial Statement Schedules

  a)
  Exhibits

Exhibit Number	Description of Document
3.1(1)	Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect.
3.2(2)	Amended and Restated Bylaws of the Registrant, as currently in effect.
5.1	Opinion of Howard Rice Nemerovski Canady Falk & Rabkin, A Professional Corporation.
23.1	Consent of Ernst & Young, LLP, Independent Registered Public Accounting Firm.

23.2	Consent of Ernst & Young AG, Independent Registered Public Accounting Firm.
23.3	Consent of Howard Rice Nemerovski Canady Falk & Rabkin, A Professional Corporation (reference is made to Exhibit 5.1).
24.1	Power of Attorney (reference is made to the signature page).

*
Previously filed.

(1)
Incorporated by reference from the Company's Registration Statement on Form S-3 (File No. 333-81626), declared effective on February 12, 2002.

(2)
Incorporated by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 2000 filed on March 27, 2001.

b)
Financial Statement Schedules

        Consolidated Schedules are omitted because they are not applicable, or because the information is included in the Schedule, Financial Statements or the Notes thereto, which are incorporated by reference.

ITEM 17. Undertakings

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the provisions described in Item 15 or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        The undersigned Registrant hereby undertakes:

        (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i)    To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii)   To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

          (iii)  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act, that are incorporated by reference in this Registration Statement.

        (2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

        (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to the initial bona fide offering thereof.

        The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under Subsection (a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the Trust Indenture Act.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Eden Prairie, state of Minnesota, on the 18th day of November, 2004.

DIGITAL RIVER, INC.
By:	/s/ CARTER D. HICKS Carter D. Hicks Chief Financial Officer

POWER OF ATTORNEY

        KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Joel A. Ronning and Carter D. Hicks, or any of them, each with the power of substitution, his or her attorney-in-fact, to sign any amendments to this registration statement (including post-effective amendments), with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ JOEL A. RONNING Joel A. Ronning	Chief Executive Officer and Director (Principal Executive Officer)	November 18, 2004
/s/ CARTER D. HICKS Carter D. Hicks	Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	November 18, 2004
/s/ PERRY W. STEINER Perry W. Steiner	Director	November 18, 2004
/s/ WILLIAM LANSING William Lansing	Director	November 18, 2004
/s/ THOMAS F. MADISON Thomas F. Madison	Director	November 18, 2004
/s/ J. PAUL THORIN J. Paul Thorin	Director	November 18, 2004
/s/ FREDERIC M. SEEGAL Frederic M. Seegal	Director	November 18, 2004
Gerrit Schumann	Director

EXHIBIT INDEX

Exhibit Number	Description of Document
3.1(1)	Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect.
3.2(2)	Amended and Restated Bylaws of the Registrant, as currently in effect.
5.1	Opinion of Howard Rice Nemerovski Canady Falk & Rabkin, A Professional Corporation.
23.1	Consent of Ernst & Young, LLP, Independent Registered Public Accounting Firm.
23.2	Consent of Ernst & Young AG, Independent Registered Public Accounting Firm.
23.3	Consent of Howard Rice Nemerovski Canady Falk & Rabkin, A Professional Corporation (reference is made to Exhibit 5.1).
24.1	Power of Attorney (reference is made to the signature page).

*
Previously filed.

(1)
Incorporated by reference from the Company's Registration Statement on Form S-3 (File No. 333-81626), declared effective on February 12, 2002.

(2)
Incorporated by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 2000 filed on March 27, 2001.

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TABLE OF CONTENTS
SUMMARY
RISK FACTORS
RATIO OF EARNINGS TO FIXED CHARGES
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
DESCRIPTION OF CAPITAL STOCK
SELLING SECURITYHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  ITEM 14. Other Expenses of Issuance and Distribution.
  ITEM 15. Indemnification of Directors and Officers.
  ITEM 16. Exhibits and Financial Statement Schedules
  ITEM 17. Undertakings
SIGNATURES
POWER OF ATTORNEY
EXHIBIT INDEX